FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June , 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 51-102F3

Material Change Report

Item 1.

Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

The material change occurred on or about June 28, 2004.

Item 3:

News Release

News Release #04-11 dated June 28, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

Item 4.

Summary of Material Change

NDT announced that the Company has reached an agreement with Canaccord Capital Corporation as lead agent that they will offer up to 3.5 million units of the Company at a price of $0.20 per unit, on a best efforts private placement basis, to raise gross proceeds of $700,000.

 Item 5.

        Full Description of Material Change

NDT announced that the Company has reached an agreement with Canaccord Capital Corporation as lead agent that they will offer up to 3.5 million units of the Company at a price of $0.20 per unit, on a best efforts private placement basis, to raise gross proceeds of $700,000.

Each unit shall consist of a common share and a two-year half common share purchase warrant with each whole warrant exercisable at $0.25 to purchase one common share.  The Agents will be paid a commission of 8% which is payable in cash or units at their election.  The Company will issue agents warrants for 10% of the issue at an exercise price of $0.20 for a period of two years from closing.  A corporate finance fee will also be payable in units to Canaccord.   The securities to be issued in conjunction with this financing will be subject to a four month hold period.

Regulatory approval will be sought on an expedited filing basis with the TSX Venture Exchange.

Item 6.

            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 30th day of June 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 30, 2004